Exhibit 7.1

Ratio of earnings to fixed charges

	Year ended December 31,
($ millions, except ratio information)	2003	2002	2001	2000	1999
Income (loss) before taxes	$224.4	$57.4	$(537.3)	$(48.8)	$98.4
Fixed charges:
Interest expense	31.0	16.4	24.2	17.1	17.5
Interest portion of rental expense	5.2	4.9	3.6	3.4	2.5

Income (loss) before taxes plus fixed charges	$260.6	$78.7	$(509.5)	$(28.3)	$118.4

Fixed charges:
Interest expense	$31.0	$16.4	$24.2	$17.1	$17.5
Interest portion of rental expense	5.2	4.9	3.6	3.4	2.5

	$36.2	$21.3	$27.8	$20.5	$20.0

Ratio of earnings to fixed charges	7.2	3.7	(a )	(b )	5.9

The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. Fixed charges consist of interest expense and the interest portion of rental expense.

(a) Due to Converium’s loss in 2001 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $537.3 million to achieve coverage of 1:1.

(b) Due to Converium’s loss in 2000 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $48.8 million to achieve coverage of 1:1.